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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Insteel Industries, Inc.
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                                (Name of Issuer)

                           Common Stock (No Par Value)
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                         (Title of Class of Securities)

                                    45774W108
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                                 (CUSIP Number)

                                 Edwin M. Woltz
                                1373 Boggs Drive
                              Mount Airy, NC 27030
                                  336-786-2141
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                       December 29, 1992 (see footnote) *

*Reflects decrease in beneficial ownership as a result of the December 29, 1992 conversion of issuer debt securities by third parties, certain other minor changes in beneficial ownership and the distribution of common stock of the issuer beneficially owned by John E. Woltz by the Estate of John E. Woltz following Mr. Woltz's death in April 1998. As of the date of this report, the Estate of John E. Woltz does not beneficially own any common stock of the issuer.

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            (Date of Event which Requires Filing, of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.132d-l(f) or 240.13d-I (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
SEC 1746 (2-98)



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Cusip No: 45774W108

1.       Names of Reporting Persons.  John E. Woltz.

         I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)   [ ]

                  (b)   [X]

3.       SEC Use Only

4.       Source of Funds (See Instructions): PF/OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): _________

6.       Citizenship or Place of Organization: United States

 Number of Shares Beneficially  Owned by Each Reporting Person With:

7.       Sole Voting Power: 0

8.       Shared Voting Power: 0

9.       Sole Dispositive Power: 0

10.      Shared Dispositive Power: 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.      Percent of Class Represented by Amount in Row (11): 0 %

14.      Type of Reporting Person (See Instructions): IN



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SCHEDULE 13D


Item 1:  Security and Issuer:

         Common Stock (No Par Value) (the "Common Stock")
         Insteel Industries, Inc. (the "Company")
         1373 Boggs Drive
         Mount Airy, NC  27030

Item 2:  Identity and Background:

a.       John E. Woltz

b.       1373 Boggs Drive
         Mount Airy, NC  27030

c.       Director (prior to death)
         Insteel Industries, Inc.
         1373 Boggs Drive
         Mount Airy, NC  27030

d. John E. Woltz had not, during the last five years prior to his death, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. John E. Woltz had not, during the last five years prior to his death, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.       United States

Item 3:  Source and Amount of Funds or Other Consideration:

         The shares that were owned directly by Mr. Woltz were purchased with personal funds or were acquired upon the dissolution of IC Liquidating Company, of which Mr. Woltz was an owner. All shares that were held by Mr. Woltz were held as an investment.

Item 4:  Purpose of Transaction:

         Beneficial ownership reported in paragraph 5(a) reflects current beneficial ownership of reporting person and updates previous Schedule 13D Amendment 1 to reflect full distribution of the shares beneficially owned by Mr. Woltz by the Estate of John E. Woltz following Mr. Woltz's death.

Item 5:  Interest in Securities of the Issuer:

a. Neither John E. Woltz nor his estate beneficially owns any shares of the Company's Common Stock .

b.       Not applicable.

c.       Not applicable.

d.       Not applicable.

e.       March 23, 1999.

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Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer:

        Not applicable.


Item 7: Material to be Filed as Exhibits:

        Not applicable.



SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7-20-99
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Date


/s/ Edwin M. Woltz
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Signature


John E. Woltz by Edwin M. Woltz, Attorney for the Estate of John E. Woltz
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Name/Title